UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Consummation of Merger
As previously disclosed on a Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2025, on February 16, 2025, Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), entered into a Transaction Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”), and, from and after its execution and delivery of a joinder thereto on February 25, 2025, Global Blue Group Holding GmbH (f/k/a GT Holding 1 GmbH), a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”).
Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, on March 21, 2025, Merger Sub commenced a cash tender offer to the shareholders of Global Blue (the “Offer”) to acquire all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Common Shares”), (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”) and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at an offer price in cash, without interest, of (i) $7.50 per Global Blue Common Share (the “Common Share Consideration”), (ii) $10.00 per Global Blue Series A Share (the “Series A Consideration”), and (iii) $11.81 per Global Blue Series B Share (together with the Common Share Consideration and the Series A Consideration, the “Offer Consideration”). Following consummation of the Offer on July 3, 2025, Shift4 directly or indirectly owned 97.37% of all outstanding Global Blue Shares.
On August 18, 2025, Merger Sub and Global Blue consummated a statutory squeeze-out merger in accordance with the laws of Switzerland and a merger agreement (the “Merger Agreement”) entered into between Merger Sub and Global Blue, pursuant to which Global Blue merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of Shift4 (the “Merger”). At the effective time of the Merger, each Global Blue Share (other than any Global Blue Shares directly or indirectly owned by Global Blue, Shift4 or any of their subsidiaries) that was not validly tendered and accepted pursuant to the Offer was cancelled and converted into the right to receive the applicable Offer Consideration, without interest and pursuant to the terms of the Offer. Each Global Blue Share directly or indirectly owned by Global Blue, Shift4 or Merger Sub was deemed cancelled without any conversion thereof. A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
In connection with the consummation of the Merger, Shift4 intends to delist the Global Blue Shares from the New York Stock Exchange (“NYSE”). Following delisting of the Global Blue Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Merger Sub (as the surviving company in the Merger) to make a filing with the SEC requesting that Global Blue’s reporting obligations under the Securities Exchange Act of 1934, as amended, be terminated.
Press Release
On August 18, 2025, Global Blue issued a joint press release with Shift4 announcing the expiration and results of the Offer. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

INCORPORATION BY REFERENCE
This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (No. 333-260108) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBITS

Exhibit Number	Description
99.1	Merger Agreement, dated July 10, 2025, by and between GT Holding 1 GmbH and Global Blue Group Holding AG (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed by Shift4 Payments, Inc. with the SEC on August 5, 2025).
99.2	Joint Press Release, dated August 18, 2025, of Shift4 Payments, Inc. and Global Blue Group Holding AG (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Shift4 Payments, Inc. with the SEC on August 18, 2025).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: August 18, 2025	By: /s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: Director

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